Exhibit 12.1

Statement Re: Computation of Ratios of Earnings to Combined Fixed Charges and Preference Dividends

	Nine months ended September 30,		For the years ended December 31,
	2018	2017	2017	2016	2015	2014	2013
EARNINGS:
Income from continuing operations, before income taxes	1586	301	$723	$447	$1,478	$1,232	$987
Less: Undistributed earnings from limited partnerships and other alternative investments	0	0	0	0	0	17	41
Add: Total fixed charges	241	243	337	351	375	396	421

Total earnings	$1,827	$544	$1,060	$798	$1,853	$1,611	$1,367

FIXED CHARGES:
Interest expense	228	238	$316	$327	$346	$365	$384
Interest expense factor attributable to rentals and other (1)	13	5	21	24	29	31	37

Total fixed charges	241	243	337	351	375	396	421
Preferred stock dividend requirements			0	0	0	0	13

Total fixed charges and preferred stock dividend requirements	$241	$243	$337	$351	$375	$396	$434

RATIOS:
Total earnings to total fixed charges	7.6	2.2	3.1	2.3	4.9	4.1	3.2
Total earnings to total fixed charges and preferred stock dividend requirements	7.6	2.2	3.1	2.3	4.9	4.1	3.1

Deficiency of total earnings to total fixed charges	$—	$—	$—	$—	$—	$—	$—
Deficiency of total earnings to total fixed charges and preferred stock dividend requirements	$—	$—	$—	$—	$—	$—	$—

(1)

Interest factor attributable to rentals and other includes 1/3 of total rent expense as disclosed in the notes to the Company’s consolidated financial statements, capitalized interest and amortization of debt issuance costs.